AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

   EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                        (Dollars in Thousands)

                                                 Year Ended December 31,
                                             1997       1996       1995       1994       1993
Pretax income                            $308,323   $317,574   $247,455   $ 26,376   $257,426
Minority interest in subsidiaries
  having fixed charges (*)                 54,163     46,689     33,190      8,565     34,800
Less undistributed equity in (earnings)
  losses of investees                      10,363     31,353     (1,559)    49,010    (25,067)
Fixed charges:
  Interest expense                         53,578     78,048    124,633    114,803    153,836
  Debt discount (premium) and expense        (701)    (1,174)    (1,023)     1,240      5,273
  One-third of rentals                     10,152      9,279      9,471      5,119      5,801

      EARNINGS                           $435,878   $481,769   $412,167   $205,113   $432,069


Fixed charges:
  Interest expense                       $ 53,578   $ 78,048   $124,633   $114,803   $153,836
  Debt discount (premium) and expense        (701)    (1,174)    (1,023)     1,240      5,273
  One-third of rentals                     10,152      9,279      9,471      5,119      5,801
  Pretax preferred dividend requirements
    of subsidiaries                        46,578     27,970     25,376       -          -

      FIXED CHARGES                      $109,607   $114,123   $158,457   $121,162   $164,910


Ratio of Earnings to Fixed Charges           3.98       4.22       2.60       1.69       2.62


Earnings in Excess of Fixed Charges      $326,271   $367,646   $253,710   $ 83,951   $267,159



(*) Amounts include subsidiary preferred dividends and accrued distributions on trust preferred securities.










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